UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Aegerion Pharmaceuticals, Inc.

(Name of Applicant)

c/o Norton Rose Fulbright
1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada
(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
Convertible Senior Notes due 2025	$125 million aggregate principal amount

Approximate date of proposed public offering:  As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address for agent of service:  Barbara Chan, President and Director, c/o Norton Rose Fulbright, 1800 - 510 West Georgia Street, Vancouver, BC V6B 0M3 Canada.

With a copy to:
Russell Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

Applicant	Form of Organization	Jurisdiction of Organization
Aegerion Pharmaceuticals, Inc. (the “Company”)	Corporation	Delaware

The Company, along with any Guarantors (as defined below) are referred to herein collectively as the “Applicants.”  The Indenture (as defined below) contemplates that certain entities may guarantee the Notes.  Any entities that will act as a guarantor under the Indenture are referred to herein collectively as the “Guarantors.”   The Company and Aegerion Pharmaceuticals Holdings, Inc. are referred to herein as the “Debtors.”

2. Securities Act Exemption Applicable.

The 5.00% Convertible Senior Notes due 2025 (the “Notes”) of the Company to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered pursuant to the terms of the Debtors’ First Amended Joint Chapter 11 Plan, filed on July 9, 2019 (as may be amended or modified, the “Plan of Reorganization”).  The Notes will be offered (a) first, on a dollar-for-dollar basis, to (i) the secured lenders of the $22.5 million portion (plus accrued and unpaid fees and interest through the effective date of the Plan of Reorganization) of claims (the “Roll-Up Claims”) that were funded under the Bridge Credit Agreement, dated November 8, 2018, between the Company, as Borrower, Highbridge Capital Management, LLC and Athyrium Capital Management, LP as lenders, Cantor Fitzgerald Securities as agent and Aegerion Pharmaceuticals Holdings, Inc. as guarantor  to repurchase and retire, at par, an equal amount of the Company’s 2.00% senior unsecured convertible notes due 2019 (the “Old Notes”), and (ii) to the lenders of the Debtors’ debtor-in-possession financing that has not been repaid in full in cash on the effective date of the Plan of Reorganization (the “DIP Claims”) and (b) with the remainder, on a pro rata basis based on face value of their claims, to the holders of the Old Notes and other general unsecured creditors under the Plan of Reorganization (all such claims, the “Old Debt”).  The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).  A Disclosure Statement, filed on July 9, 2019, with respect to the Plan of Reorganization is attached hereto as Exhibit T3E.1, the Plan of Reorganization is attached hereto as Exhibit T3E.2 and the Order Approving the Disclosure Statement, dated July 11, 2019 is attached as Exhibit T3E.3.

The issuance of the Notes and any related guarantees are intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”).  Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied:  (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.  The Company believes that the issuance of the Notes (and any related guarantees) to the holders of the Old Debt (and any related guarantees) will satisfy the aforementioned requirements.  To the extent that the solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from Securities Act registration provided by Section 3(a)(9) and Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

AFFILIATES

3. Affiliates.

Prior to the Effective Date, Novelion Therapeutics Inc. (“Novelion”) may be considered an affiliate of the Applicants in its capacity as the parent of the Company.  The Applicants expect such persons to cease to be affiliates of the Applicants on such basis described in this paragraph following the Effective Date.

As of the Effective Date, Amryt Pharma Holdings Limited (the “Parent”) is expected to indirectly own 100% of the voting securities of the Company. In addition, the Parent and the Company are expected to directly or indirectly own any Guarantor.

Certain directors and officers of the Applicants may be deemed to be affiliates thereof by virtue of their positions with the Applicants.  See Item 4, “Directors and Executive Officers.”  In addition, certain persons may be deemed to be affiliates of the Applicants by virtue of their current or anticipated holdings of voting securities of the Applicants.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following table lists the names and offices held by all current directors and executive officers of each Applicant.  The address for each director and executive officer for the Company is 245 First Street, 18th Floor, Cambridge, MA 12142.  From the Effective Date, the directors and officers of the Parent are expected to serve as directors and officers for  the Applicants.  The address for each director and executive officer for the Parent is c/o Amryt Pharma PLC, 90 Harcourt Street, Dublin 2, Ireland.

As of the date hereof:

Name	Position
Barbara Chan	President and Director
Benjamin Harshbarger	Secretary
John Castellano	Treasurer
Michael Price	Director
Colin Adams	Director
Matt Cantor	Director

As of the Effective Date:

Name	Position
Joseph Wiley	Chief Executive Officer
Ray Stafford	Non-executive Director

5. Principal Owners of Voting Securities.

The Company

As of the date of filing, 100% of the issued share capital of and 100% of all voting power in the Company is owned by Novelion.  The mailing address of Novelion is 1800-510 West Georgia Street, Vancouver, B.C., Canada V6B 0M3. After the Effective Date, the Parent is expected to directly or indirectly own 100% of the issued share capital and 100% of all voting power of the Company and 100% of the issued equity securities of any Guarantor.  The mailing address of the Parent is c/o Amryt Pharma PLC, 90 Harcourt Street, Dublin 2, Ireland.

Parent

After the Effective Date, Athyrium Capital Management, LP and Highbridge Capital Management, LLC are each expected to hold more than 10% of the ordinary shares of the Parent.

UNDERWRITERS

6. Underwriters.

(a)          Within three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b)          There is no proposed principal underwriter for the Notes (and related guarantees) that are to be offered in connection with the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a)          The following table sets forth certain information with respect to each authorized class of securities of the Applicants outstanding as of the date of the filing of this application.

Applicant	Title of Equity Securities	Amount Authorized	Amount Outstanding
Aegerion Pharmaceuticals, Inc.	Common Stock, par value $0.01 per share	1,000 shares	1,000 shares

(b)          Each shareholder of the Company is entitled to one vote per share.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”).  Holders of the Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

(a)  Events of Default; Withholding of Notice

Events of Default

Each of the following constitutes an “Event of Default” with respect to the Notes:

(i)          a default in the payment when due (whether at maturity, upon Redemption or Repurchase Upon Fundamental Change or otherwise) of the principal of, or the Redemption Price or Fundamental Change Repurchase Price for, any Note;

(ii)         a default for thirty (30) days in the payment when due of interest on any Note;

(iii)        the Company’s failure to deliver, when required by the Indenture, a Fundamental Change Notice;

(iv)        a default in the Company’s obligation to convert a Note in accordance with Article 5 upon the exercise of the conversion right with respect thereto, if such default is not cured within five (5) Business Days after its occurrence;

(v)         a default in the Company’s or Parent’s obligations under Article 6;

(vi)        a default in any of the Company’s obligations or agreements, or in any Guarantor’s obligations or agreements, under this Indenture or the Notes (other than a default set forth in clause (i), (ii), (iii), (iv) or (v) above) where such default is not cured or waived within sixty (60) days after notice to the Company and Parent by the Trustee, or to the Company, the Parent and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”;

(vii)       a default by the Parent, the Company or any of the Parent’s Significant Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least twelve million dollars ($12,000,000) (or its foreign currency equivalent) in the aggregate of the Parent, the Company or any of the Parent’s Significant Subsidiaries, whether such indebtedness exists as of the Issue Date or is thereafter created, where such default:

(1)         constitutes a failure to pay the principal of such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case after the expiration of any applicable grace period; or

(2)         results in such indebtedness becoming or being declared due and payable before its stated maturity,

in each case where such default is not cured or waived within sixty (60) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) of the aggregate principal amount of Notes then outstanding;

(viii)      one or more final judgments being rendered against the Parent, the Company or any of the Parent’s Significant Subsidiaries for the payment of at least twelve million dollars ($12,000,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished;

(ix)         the Company, the Parent or any of the Parent’s Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either: (1) commences a voluntary case or proceeding; (2) consents to the entry of an order for relief against it in an involuntary case or proceeding; (3) consents to the appointment of a custodian of it or for any substantial part of its property; (4) makes a general assignment for the benefit of its creditors; (5) takes any comparable action under any foreign Bankruptcy Law; or (6) generally is not paying its debts as they become due; or

(x)          a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either: (1) is for relief against the Company, the Parent or any of the Parent’s Significant Subsidiaries in an involuntary case or proceeding; (2) appoints a custodian of the Company, the Parent or any of the Parent’s Significant Subsidiaries, or for any substantial part of the property of the Company, the Parent or any of the Parent’s Significant Subsidiaries; (3) orders the winding up or liquidation of the Company, the Parent or any of the Parent’s Significant Subsidiaries; or (4) grants any similar relief under any foreign Bankruptcy Law, and, in each case under this clause (x), such order or decree remains unstayed and in effect for at least sixty (60) days.

For the avoidance of doubt, no transactions or actions taken pursuant to and in accordance with the Plan shall constitute an Event of Default under clause (ix) or (x) above.

Notice and Withholding of Notice

If a Default or Event of Default occurs and is continuing and is known to the Trustee, then the Trustee will send Holders a notice of such Default or Event of Default within ninety (90) days after it occurs or, if it is not known to the Trustee at such time, promptly (and in any event within ten (10) Business Days) after it becomes known to a Responsible Officer; provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of, or interest on, any Note, the Trustee may withhold such notice if and for so long as it in good faith determines that withholding such notice is in the interests of the Holders.

(b)  Authentication and Delivery of the Notes; Application of Proceeds

Due Execution by the Company.  At least one duly authorized Officer will sign the Notes on behalf of the Company by manual or facsimile signature.  A Note’s validity will not be affected by the failure of any Officer whose signature is on any Note to hold, at the time such Note is authenticated, the same or any other office at the Company.

Authentication by the Trustee and Delivery.

No Note will be valid until it is authenticated by the Trustee.  A Note will be deemed to be duly authenticated only when an authorized signatory of the Trustee (or a duly appointed authenticating agent) manually signs the certificate of authentication of such Note.

The Trustee will cause an authorized signatory of the Trustee (or a duly appointed authenticating agent) to manually sign the certificate of authentication of a Note only if (1) the Company delivers such Note to the Trustee; (2) such Note is executed by the Company in accordance with the Indenture; and (3) the Company delivers a Company Order to the Trustee that (a) requests the Trustee to authenticate such Note; and (b) sets forth the name of the Holder of such Note and the date as of which such Note is to be authenticated.  If such Company Order also requests the Trustee to deliver such Note to any Holder or to the Depositary, then the Trustee will promptly deliver such Note in accordance with such Company Order.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes.  A duly appointed authenticating agent may authenticate Notes whenever the Trustee may do so under the Indenture, and a Note authenticated as provided in the Indenture by such an agent will be deemed, for purposes of this Indenture, to be authenticated by the Trustee.  Each duly appointed authenticating agent will have the same rights to deal with the Company as the Trustee would have if it were performing the duties that the authentication agent was validly appointed to undertake.

Form of the Notes

The Notes and the Trustee’s certificate of authentication will be substantially in the form set forth in Exhibit A of the Indenture.  The Notes will bear the legends required by the Indenture and may bear notations, legends or endorsements required by law, stock exchange rule or usage or the Depositary.  Each Note will be dated as of the date of its authentication.

Except to the extent otherwise provided in a Company Order delivered to the Trustee in connection with the issuance and authentication thereof, the Notes will be issued initially in the form of one or more Global Notes.  Global Notes may be exchanged for Physical Notes, and Physical Notes may be exchanged for Global Notes, only as provided in the Indenture.

The Notes will be issuable only in registered form without interest coupons and only in Authorized Denominations.

Each certificate representing a Note will bear a unique registration number that is not affixed to any other certificate representing another outstanding Note.

Application of Proceeds of the Notes

There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued in exchange for the Old Debt in connection with the restructuring of the Debtors.  No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

(c)  Release and Substitution of Property Subject to the Lien of the Indenture

The Notes will be unsecured obligations and will not have the benefit of collateral.

(d)  Satisfaction and Discharge; Defeasance

The Indenture will be discharged, and will cease to be of further effect as to all Notes issued under the Indenture, when:

(A)          all Notes then outstanding (other than certain Notes that have been replaced) have (i) been delivered to the Trustee for cancellation; or (ii) become due and payable (whether on a Redemption Date, a Fundamental Change Repurchase Date, the Maturity Date, upon conversion or otherwise) for an amount of cash and/or Ordinary Shares (or, if applicable, Reference Property) and cash (in lieu of fractional Ordinary Shares or, if applicable, Reference Property Units) (solely to satisfy amounts due and owing as a result of conversions of the Notes), as applicable, that has been fixed;

(B)          the Company has caused there to be irrevocably deposited with the Trustee, or with the Paying Agent (or, with respect to Conversion Consideration, the Conversion Agent), in each case for the benefit of the Holders, or has otherwise caused there to be delivered to the Holders, cash and/or Ordinary Shares (or, if applicable, Reference Property) and cash (in lieu of fractional Ordinary Shares or, if applicable, Reference Property Units) (solely to satisfy amounts due and owing as a result of conversions of the Notes) sufficient to satisfy all amounts or other property (including, if applicable, all related Additional Amounts) due on all Notes then outstanding (other than certain Notes that have been replaced);

(C)          the Company has paid all other amounts payable by it under the Indenture; and

(D)          the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent to the discharge of the Indenture have been satisfied;

provided, however, that Article 11 and Section 12.01 of the Indenture will survive such discharge and, until no Notes remain outstanding, Section 2.14 of the Indenture and the obligations of the Trustee, the Paying Agent and the Conversion Agent with respect to money or other property deposited with them will survive such discharge.

At the Company’s request, the Trustee will acknowledge the satisfaction and discharge of the Indenture.

(e)   Evidence as to Compliance with Conditions and Covenants

Annual Compliance Certificate.  Within ninety (90) days after December 31, 2019 and each fiscal year of the Company ending thereafter, the Company and the Guarantors will deliver an Officer’s Certificate to the Trustee stating (i) that the signatory thereto has supervised a review of the activities of the Company and the Guarantors during such fiscal year with a view towards determining whether any Default or Event of Default has occurred; and (ii) whether, to such signatory’s knowledge, a Default or Event of Default has occurred or is continuing (and, if so, describing all such Defaults or Events of Default and what action the Company or Guarantors is taking or proposes to take with respect thereto).

Default Certificate.  If a Default or Event of Default occurs, then the Company will promptly deliver an Officer’s Certificate to the Trustee describing the same and what action the Company is taking or proposes to take with respect thereto.

Deliveries Regarding Conditions Precedent.  Upon any request or application by the Company to the Trustee to take any action under the Indenture (other than the initial authentication of Notes under the Indenture), the Company will furnish to the Trustee:

(A)          an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee that complies with Section 12.03 of the Indenture and states that, in the opinion of the signatory thereto, all conditions precedent and covenants, if any, provided for in this Indenture relating to such action have been satisfied; and

(B)          an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee that complies with Section 12.03 of the Indenture and states that, in the opinion of such counsel, all such conditions precedent and covenants, if any, have been satisfied.

Statements Required in Officer’s Certificate and Opinion of Counsel.  Each Officer’s Certificate (other than an Officer’s Certificate pursuant to Section 3.05 of the Indenture) or Opinion of Counsel with respect to compliance with a covenant or condition provided for in this Indenture will include:

(A)          a statement that the signatory thereto has read such covenant or condition;

(B)          a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained therein are based;

(C)          a statement that, in the opinion of such signatory, he, she or it has made such examination or investigation as is necessary to enable him, her or it to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(D)          a statement as to whether, in the opinion of such signatory, such covenant or condition has been satisfied.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)          Pages numbered 1 to 8, consecutively.

(b)          The Statement of Eligibility and Qualification on Form T-1 of GLAS Trust Company LLC, as trustee, under the Indenture to be qualified.

(c)          The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Company and any Guarantors (to be added by amendment)
Exhibit T3B.1	Bylaws of Company and any Guarantors (to be added by amendment)
Exhibit T3C.1	Form of Indenture between Aegerion Pharmaceuticals, Inc. and GLAS Trust Company LLC, as trustee.
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1
First Amended Joint Chapter 11 Plan of Reorganization of Aegerion Pharmaceuticals, Inc., filed on July 9, 2019 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).

Exhibit T3E.2
Amended Disclosure Statement relating to the Plan of Reorganization of Aegerion Pharmaceuticals, Inc., a Delaware corporation, filed on July 9, 2019 (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).

Exhibit T3E.3	Order Approving the Disclosure Statement, dated July 11, 2019 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed by Novelion Therapeutics Inc. (File No. 000-17082) on July 15, 2019).
Exhibit T3F.1
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of GLAS Trust Company LLC, as trustee under the Indenture to be qualified.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in the city of Cambridge and State of Massachusetts, on the 18 day of July, 2019:

AEGERION PHARMACEUTICALS, INC.

By:	/s/ Barbara Chan
Name:	Barbara Chan
Title:	Director

Attest:

/s/ Benjamin Harshbarger
Name:	Benjamin Harshbarger